Exhibit 99.1

GALMED PHARMACEUTICALS LTD.

September 19, 2025

c/o Meitar Law Offices 16 Abba Hillel

Silver Rd., Ramat Gan, 5250608

Dear Shareholder:

You are cordially invited to attend the Annual General Meeting of Shareholders of Galmed Pharmaceuticals Ltd. (the “Company”) to be held at 4:00 p.m., Israel time, on Tuesday, October 28, 2025, at the registered offices of Meitar | Law Offices, legal counsel to the Company, at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel (the “Meeting”).

You will be asked at this Meeting to take action on the matters set forth in the attached Notice of the Annual General Meeting of Shareholders. The Company’s board of directors is recommending that you vote “FOR” all of the Proposals on the agenda, each as specified in the enclosed Proxy Statement.

We look forward to personally greeting those shareholders who are able to be present at the Meeting. If you do plan to attend, we ask that you bring with you some form of personal identification and verification of your status as a shareholder as of the close of trading on September 25, 2025, the record date for the Meeting. However, whether or not you will be with us at the Meeting, it is important that your shares be represented. Accordingly, you are requested to complete, date, sign and mail the enclosed proxy in the envelope provided at your earliest convenience and in any event so as to be received by the Company in a timely manner as set forth in the enclosed Proxy Statement.

Thank you for your cooperation.

Very truly yours,

/s/ Allen Baharaff
President and Chief Executive Officer

GALMED PHARMACEUTICALS LTD.

16 Abba Hillel Silver Rd.,

Ramat Gan, 5250608, Israel

PROXY STATEMENT

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on October 28, 2025

This Proxy Statement is furnished to the holders of ordinary shares, par value of 1.8 New Israeli Shekel per share (the “Ordinary Shares” or “Shares”) of Galmed Pharmaceuticals Ltd. (the “Company”, “Galmed”, “us” or “our”) for use at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of Meitar | Law Offices, the Company’s legal counsel, at 16 Abba Hillel Silver Rd., Ramat Gan, 5250608, Israel (“Meitar’s Offices”) on October 28, 2025, at 4:00 p.m. (Israel time), and at each postponement or adjournment thereof.

The agenda for the Meeting includes the following matters:

1.	To approve the re-election of Allen Baharaff as a Class II director, to serve as a member of the board of directors (the “Board”) until the annual general meeting to be held in 2028 and until his successor is duly elected and qualified;

2.	To approve equity grants to each of our named executive officers and directors, including to our Chief Executive Officer;

3.	To approve amendments to the terms of employment of the Company’s President and Chief Executive Officer;

4.	To approve a framework for future annual cash bonuses for the Company’s President and Chief Executive Officer, subject to performance matrices to be approved by the Company’s remuneration committee and the Board on an annual basis; and

5.	To reappoint Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 until the 2026 annual general meeting of shareholders (together, the “Proposals”).

In addition, shareholders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2024.

The Company is not currently aware of any other matters to be presented at the Meeting. If other matters properly come before the Meeting, it is the intention of the persons designated as proxies to vote in accordance with their judgment on such matters.

Record Date; Entitlement to Vote

The record date for determining shareholders entitled to notice of, and to vote at, the Meeting has been established as of the close of trading on the Nasdaq Capital Market on September 25, 2025 (the “Record Date”).

As of September 17, 2025, the Company had 5,479,231 Ordinary Shares outstanding, each of which is entitled to one vote upon the matters to be presented at the Meeting.

Quorum

Two or more shareholders, present in person, by proxy or by proxy card, and holding shares conferring in the aggregate more than 33.33% of the voting power of the Company on the Record Date, shall constitute a quorum at the Meeting. Should no quorum be present within half an hour from the time set for the Meeting, the Meeting shall be adjourned to October 29, 2025, at the same time and place. No further notice will be given or publicized with respect to such adjourned meeting. If at such adjourned meeting a quorum is not present within half an hour from the time stated for such meeting, any two shareholders present in person, by proxy or by proxy card, shall constitute a quorum, even if they represent in the aggregate shares conferring 33.33% or less of the voting power of the Company on the Record Date.

Joint holders of shares should take note that, pursuant to Section 64 of the amended and restated articles of association of the Company (the “Articles”), the vote of the senior holder who tenders a vote, in person, by proxy or by proxy card, will be accepted to the exclusion of the vote(s) of the other joint holder(s), and for this purpose seniority will be determined by the order in which the names appear in the Company’s shareholder register.

Required Vote and Voting Procedures

The affirmative vote of holders of a majority of the Ordinary Shares participating and voting at the Meeting, in person, by proxy or by proxy card is required to adopt each of the Proposals to be presented at the Meeting.

To be counted, a duly executed proxy or proxy card must be received by the Company prior to the Meeting. An instrument appointing a proxy or a proxy card shall be in writing in a form approved by the Board and shall be delivered to Meitar’s Offices, Attention: Elad Ziv Adv (for Yohai Stenzler, CPA, Chief Accounting Officer), or delivered to Broadridge Financial Solutions, Inc. (“Broadridge”), at 51 Mercedes Way, Edgewood, NY 11717, in an enclosed envelope no later than 11:59 p.m. EDT on October 27, 2025, or no later than 11:59 p.m. EDT on October 28, 2025, if the Meeting was adjourned, or presented to the chairperson of the Meeting at the Meeting. Shares represented by proxies and proxy cards received after the times specified above will not be counted as present at the Meeting and thus will not be voted.

Shareholders may revoke the authority granted by their execution of a proxy or a proxy card at any time before the effective exercise thereof by voting in person at the Meeting or by either written notice of such revocation or later-dated proxy or proxy card, in each case delivered either to the Company or Broadridge at the addresses stated above not less than four (4) hours before the time scheduled for the Meeting or adjourned meeting or presented to the chairperson of the Meeting at the Meeting.

Ordinary Shares represented by executed and unrevoked proxies will be voted in the manner instructed by the executing shareholder, or if no specific instructions are given, will be voted FOR the Proposals set forth in the Notice of Annual General Meeting of Shareholders.

If you are a record holder of shares, to vote via the internet or via telephone, please follow the instructions indicated on the proxy card.

Proxies for use at the Meeting are being solicited by the Board of Directors mainly by mail and phone. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares. In addition to solicitation by mail and phone, certain of the Company’s officers, directors, employees, consultants and agents may solicit proxies by telephone, electronic mail or other personal contact. None of the aforementioned officers, directors, employees, consultants or agents of the Company will receive additional compensation for such solicitation. We have engaged Campaign Management, LLC, a proxy solicitation firm, to assist in the solicitation of proxies and provide related advice and informational support for a fee of $11,500 plus out-of-pocket expenses and customary disbursements.

Meeting Agenda

In accordance with the Companies Law and regulations promulgated thereunder, any shareholder of the Company holding at least five percent (5%) of the outstanding voting rights of the Company may submit to the Company a proposed additional agenda item for the Meeting, to Meitar’s Offices, Attention: Elad Ziv Adv. (for Yohai Stenzler, CPA, Chief Accounting Officer), or by facsimile to +972-3-6938447, no later than Friday, September 26, 2025 at 23:59 pm Israel time. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Friday, October 3, 2025, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”) on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our four most highly compensated Office Holders (as defined in the Companies Law) during or with respect to the year ended December 31, 2024, please see Item 6B. of our annual report on Form 20-F filed with the SEC on April 2, 2025, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

PROPOSAL 1

RE-ELECTION OF ALLEN BAHARAFF AS A CLASS II DIRECTOR, TO SERVE AS A MEMBER OF THE BOARD UNTIL THE ANNUAL GENERAL MEETING TO BE HELD IN 2028 AND UNTIL HIS SUCCESSOR IS DULY ELECTED AND QUALIFIED

Under our Articles, the Board consists of three classes of directors who are appointed for fixed terms of office in accordance with the Companies Law and our Articles. Directors so elected cannot be removed from office by the shareholders until the expiration of their class’s term of office. Directors do not receive any benefits upon the expiration of their term of office.

The three classes of directors are Class I, Class II, and Class III directors. The term of the Class I directors will expire at the close of the annual general meeting to be held in 2027; the term of the Class II director will expire at the close of the Meeting; and the term of the Class III directors will expire at the close of the annual general meeting of shareholders to be held in 2026.

Prof. Carol Brosgart and Mr. Shmuel Nir serve as our Class I Directors until the close of the annual general meeting to be held in 2027. Mr. Allen Baharaff serves as our Class II Director until the close of the Meeting. Prof. David Sidransky and Mr. Amir Poshinski serve as our Class III Directors until the close of the annual general meeting to be held in 2026. On March 31, 2025, our Board resolved to recommend to the shareholders the re-election of Mr. Allen Baharaff as a Class II director. Accordingly, it is proposed to approve the re-election of Mr. Allen Baharaff as a Class II director until the close of the annual general meeting to be held in 2028 and until his successor is duly elected and qualified.

Our Articles provide that the minimum number of Board members is three (3) and the maximum number is eleven (11). The Board presently comprises five (5) members.

Under the Companies Law, a nominee for service as a director in a public company may not be elected without submitting a declaration to the Company, prior to election, specifying that he or she has the requisite qualifications to serve as a director, independent director, or external director, as applicable, and the ability to devote appropriate time to performing his or her duties as such. A director who ceases to meet the statutory requirements must notify the Company to that effect immediately, and his or her service as a director will expire upon submission of such notice.

Director Compensation

If re-elected, and in accordance with the approval of our remuneration committee and the Board, Mr. Allen Baharaff will be entitled to receive an annual fee of $40,000 plus VAT, which is the fee paid to our directors.

If re-elected, Mr. Allen Baharaff will also be entitled to the same directors’ and officers’ liability insurance coverage and indemnification and exculpation arrangements available to all officers and directors of the Company.

Election of Director

Below is the biographical information for Mr. Allen Baharaff:

Allen Baharaff, our President and Chief Executive Officer of our Board, co-founded a group of companies established in 2000, served as the Chief Financial Officer of GHI from 2000 until January 2015, and has served as our Chief Executive Officer since January 2012 and as our President since March 2015. Previously, he held a senior executive position at Isramex Projects Ltd., an energy project financing company, and was Managing Director of T+M Trusteeship & Management Services (Israel) Ltd., a subsidiary of a Swiss company providing trust and similar services. Since 2005, Mr. Baharaff has served as a Director of the Rubin Museum. Since October 2023 until September 2025, Allen has served as a director of Onkai Inc., a private US-based technology company. Mr. Baharaff holds a Bachelor of Science degree in economics from the London School of Economics, University of London, and LLB and MA degrees from Cambridge University. Since 1993, Mr. Baharaff has been a member of the Israel Bar Association.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-elect Mr. Allen Baharaff as a Class II director to serve as a member of the Board until the close of the annual general meeting to be held in 2028, and until his successor is duly elected and qualified, as detailed in the Proxy Statement dated September 19, 2025.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 2

APPROVAL OF EQUITY GRANTS TO EACH OF OUR NAMED EXECUTIVE OFFICERS AND DIRECTORS, INCLUDING TO OUR CHIEF EXECUTIVE OFFICER

Background

As of September 17, 2025, the Company had 419,202 Ordinary Shares subject to outstanding equity awards granted or available for grant, of which: (i) 357,943 Ordinary Shares are allocated and issuable upon exercise of outstanding awards granted under the Company’s 2013 Incentive Share Option Plan (the “2013 Plan”) and (ii) 61,259 Ordinary shares are reserved for future issuance of awards under the 2013 Plan.

On August 26, 2025, the Board approved to authorize and reserve for purposes of future issuance under the 2013 Plan an additional reserve of 500,000 Ordinary Shares. The Company believes that the increased number of Shares is necessary to incentivize the Company’s consultants, executive officers and directors and to provide the Board with flexibility to incentivize other employees. Under Israeli Law, the increase to the number of shares available for issuance under an equity incentive plan, may be approved by the Board and does not require further shareholder approval.

Accordingly, following the closing of the Purchase Agreement, and in order to appropriately incentivize the Company’s consultants, as well as directors and officers to continue to deliver value to the shareholders, the remuneration committee and Board approved equity grants to each of our executive officers and directors named below, including to our Chief Executive Officer.

The proposed equity grants for the executive officers and directors would be granted under the 2013 Plan, are as set forth below::

●	Mr. Allen Baharaff, President, Chief Executive Officer, and Director, received a grant of 145,000 Restricted Share Units (“RSUs”), with a vesting start date of November 12, 2024, and a grant of 100,000 RSUs with a vesting start date of August 26, 2025. In both cases, vesting shall occur over a period of three (3) years, such that one-third (1/3) of the shares underlying the proposed equity grants shall vest on the first anniversary of the grant (i.e., the dates of the Board’s approval on November 12, 2024, and August 26, 2025, respectively). Thereafter, the proposed equity grant will vest with respect to the additional two-thirds (2/3) of the underlying shares equally every six (6) months, provided that Mr. Baharaff continues to serve as an executive officer or a director of the Company or its affiliates, as applicable, throughout each such vesting date.

●	Non-management directors (as such term is defined in the compensation policy): Dr. David Sidransky, Mr. Amir Pushinski, and Mr. Shmuel Nir shall each receive a grant of 17,500 RSUs, with a vesting start date of November 12, 2024, and a grant of 12,500 RSUs, with a vesting start date 2025, as of the date of the Meeting. Dr. Carol L. Brosgart shall receive a grant of options to purchase up to 17,500 Ordinary Shares, with a vesting start date of November 12, 2024, and a grant of options to purchase up to 12,500 Ordinary Shares, with a vesting start date of , as of the date of the Meeting. The grant made on November 12, 2024, shall vest over a period of three (3) years, such that one-third (1/3) of the shares underlying the awards shall vest on the first anniversary of the grant, and thereafter, the awards shall vest with respect to the additional two-thirds (2/3) of the underlying shares equally every 6 months thereafter. The grant made on August 26, 2025, shall vest on the first anniversary date of the Meeting. In both cases, vesting is provided that each director continues to serve as a director of the Company or its affiliates, as applicable, throughout each such vesting date.

All of the unvested Shares under the proposed equity grant described above shall automatically vest and become exercisable upon the consummation of a Transaction (as defined in the 2013 Plan).

The proposed equity grants detailed above are subject to the execution by each grantee of an appropriate equity agreement with the Company confirming the terms and conditions applying to the grant and will expire on November 12, 2034 and August 26, 2035 for Mr. Baharaff and August 26, 2035 for the non-management directors. The proposed equity grant to our Chief Executive Officer, Mr. Allen Baharaff would be granted in accordance with Section 102 of the Income Tax Ordinance (New Version), 5721-1961 (the “Tax Ordinance”). The proposed equity grant to our non-management directors would be granted in accordance with Section 102 of the Tax Ordinance, other than with respect to Dr. Brosgart, a resident of the United States, who would be granted Non-Qualified Stock Options. Dr. Brosgart’s options will vest under the same schedule and terms described above and will have an exercise price of $2.88, and $1.41 the closing price of the Company’s Ordinary Shares on the Nasdaq Stock Market on November 11, 2024, and August 25, 2025 the day prior to the Board’s meeting.

Israeli Companies Law Requirement

Under the Companies Law, terms of compensation of a public company’s office holders (other than the Chief Executive Officer) must be approved by the remuneration committee and thereafter by the Board, provided that such compensation arrangement is consistent with the compensation policy. If such compensation arrangement is inconsistent with the compensation policy, shareholder approval is required, with the approval of the Special Majority. Arrangements between a public company and directors or with a Chief Executive Officer, relating to their compensation, must also be consistent with the compensation policy, and requires the approval of the remuneration committee, Board, and shareholders by a simple majority (in that order). If such compensation arrangement is inconsistent with the compensation policy, shareholder approval is required, with the approval of the Special Majority.

Our compensation policy for directors and officers (the “Compensation Policy”), was approved and adopted by the remuneration committee and the Board on May 30, 2023, after concluding that such approval is in the Company’s best interest and in accordance with the mechanism set forth in the Companies Law, which allows the Board to approve the Compensation Policy, notwithstanding the resolution of the general meeting on May 11, 2023.

Our Compensation Policy allows us to offer equity-based compensation in a form of share options and/or other equity-based awards, such as RSUs or performance share units in order to attract and retain officers and to align their interests with shareholders’ interests to maximize creation of long-term economic value for the Company. The Compensation Policy limits the value of equity-based awards granted to any executive officer (including to the Chief Executive Officer), calculated as of the date of grant, during any calendar year, to six (6) times the monthly base salary and benefits of such executive officer. With respect to directors, the value of equity-based awards during any calendar year is limited to nine (9) times the fees of such director on an annual basis.

The value of equity-based awards, according to our Compensation Policy, is calculated as of the date of grant. With respect to the grant to our CEO, the Company views November 12, 2024, and August 26, 2025, as the dates of grant, and for the non-management directors August 26, 2025 (i.e., the dates of approval of the proposed equity grants by the remuneration committee and the Board).

The remuneration committee and the Board have reviewed, discussed and approved the proposed equity grants as detailed hereunder and determined that these grants are within the limits described above and are therefore consistent with the terms and conditions of our Compensation Policy.

When considering the proposed equity grants, the remuneration committee and the Board considered numerous factors, as required by the Companies Law, including each executive officer’s and director’s performance and contribution to the Company.

The shareholders’ vote on this Proposal 2 is binding under Israeli law and not merely advisory, unlike the “say-on-pay” votes found in some proxy statements for U.S. domestic companies. Notwithstanding the foregoing, and solely with respect to the Proposed Equity Grants to our executives (other than the Chief Executive Officer and members of our Board), the Companies Law allows our remuneration committee and our Board to approve this Proposal even if at the Meeting the shareholders vote against it, provided that the remuneration committee and thereafter the Board have concluded, following further and detailed discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve equity grants to each of our named executive officers and directors, including to our Chief Executive Officer, as detailed in the Proxy Statement, dated September 19, 2025.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 3

APPROVAL OF AMENDMENTS TO THE TERMS OF EMPLOYMENT OF THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER

Background

On December 30, 2013, we entered into an employment agreement with Mr. Baharaff who serves as our President, Chief Executive Officer and as a member of our Board, as amended on March 15, 2016, July 20, 2017, May 13, 2019, and December 30, 2021, which provides that Mr. Baharaff’s terms of office and employment are for an undefined term, subject to re-approval under the Companies Law and termination in accordance with the terms of the employment agreement.

Pursuant to the Companies Law, in general, the terms of compensation for a chief executive officer of a public company, such as our Company, need to be consistent with a company’s compensation policy and be approved by the company’s compensation committee, the board of directors, and shareholders, in that order.

Proposed revision to scope of the employment agreement

According to Mr. Baharaff’s employment agreement, Mr. Baharaff shall be employed on a full-time basis with Saturday as the rest day. In addition, the employment agreement states that Mr. Baharaff shall not engage in any other business activities, whether or not such activities are conducted outside of normal business hours and whether or not such activities are pursued for gain or profit, unless specifically approved in advance by the Board. It is proposed, in order to allow Mr. Baharaff to explore business opportunities which may also benefit the Company, to reduce Mr. Baharaff’s scope of employment to 80% basis, and to allow Mr. Baharaff to devote up to 20% of his working hours to other activities that do not conflict with his duties and responsibilities to the Company under the employment agreement. Accordingly, it is proposed that Section 2.2 of the employment agreement shall be deleted in its entirety and replaced with the following new Section 2.2 (deletions struck-through and additions bolded and underlined):

“During the term of this Agreement, and unless and until otherwise agreed, Executive shall be employed on at least an 80% ~~full-time~~ basis ~~with Saturday as the rest day~~, and, subject to such basis, shall devote all the required and necessary time, attention and efforts to the performance of his duties and responsibilities hereunder and the promotion of the best interests of the Company. The Executive shall perform his duties and responsibilities hereunder with expertise and in a professional and efficient manner.”

In addition, it is proposed that Section 2.3 of the employment agreement shall be deleted in its entirety and replaced with the following new Section 2.3 (deletions struck-through and additions bolded and underlined):

“As of the Employment Starting Date and through completion of his employment hereunder, Executive shall not engage in any other business activities, whether or not such activities are conducted outside of normal business hours and whether or not such activities are pursued for gain or profit, unless specifically approved in advance by the Board. Notwithstanding the above, the Executive may devote up to 20% of his working hours to other activities that do not conflict with his duties and responsibilities to the Company hereunder.”

All other employment terms (including Mr. Baharaff’s monthly salary and bonus payments) shall remain unchanged.

The proposed amendments to the terms of employment of Mr. Baharaff, are consistent with the Compensation Policy.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve amendments to the terms of employment of Mr. Allen Baharaff, the President and Chief Executive Officer of the Company, including the compensatory arrangements by subsidiaries and the change of scope, as detailed in the Proxy Statement, dated September 19, 2025.”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 4

APPROVAL OF A FRAMEWORK FOR FUTURE ANNUAL CASH BONUSES FOR THE COMPANY’S PRESIDENT AND CHIEF EXECUTIVE OFFICER, SUBJECT TO PERFORMANCE MATRICES TO BE APPROVED BY THE COMPANY’S REMUNERATION COMMITTEE AND BOARD OF DIRECTORS ON AN ANNUAL BASIS

Background

On August 30, 2021, our shareholders approved that starting in 2022, the measurable performance objectives of our President and Chief Executive Officer for each subsequent year will be determined annually by the remuneration committee and the Board without the need for further shareholder approval, and that the eligibility to such bonus and the actual bonus to be paid (if any) for each year will also be determined by the remuneration committee and the Board without the need for further shareholder approval (the “2021 Approval”). In accordance with the 2021 Approval, our shareholders also approved the limitations of the maximum annual cash bonus to which our President and Chief Executive Officer will be entitled to (i.e., up to six (6) times of the Company’s President and Chief Executive Officer’s monthly base salary multiplied by the applicable percentage of the objectives that will be achieved (and in any event not more than six (6) times the Company’s President and Chief Executive Officer’s monthly base salary)) (the “Limitations”).

The Compensation Policy states that the annual cash bonus that the Chief Executive Officer will be entitled to receive for any given calendar year, will not exceed 100% of his annual base salary, and that the maximum annual cash bonus including for overachievement performance that the Chief Executive Officer will be entitled to receive for any given calendar year, will not exceed 150% of his annual base salary.

In-line with the Compensation Policy, shareholders are asked to approve that starting as of 2025, an amendment to the Limitations shall be adopted, according to which, the President and Chief Executive Officer will be entitled to up to nine (9) times of the Company’s President and Chief Executive Officer’s monthly base salary multiplied by the applicable percentage of the objectives that will be achieved (and in any event not more than nine (9) times the Company’s President and Chief Executive Officer’s monthly base salary) (the “Amended Limitations”). The maximum multiplier is defined as follows: If the Company has at least $20,000,000 in current assets as of December 31 of each year, the maximum Multiplier would be up to nine times monthly base salary; if the Company has below 20,000,000 in current assets as of December 31 of each year, the Multiplier would be up to six times monthly base salary.

An assessment will be undertaken by the remuneration committee and the Board of our President and Chief Executive Officer’s achievement of the bonus objectives for each fiscal year and his eligibility for bonus payment shall be subject to (i) his continuous employment as the Company’s President and Chief Executive Officer through December 31st of the applicable fiscal year; (ii) achievement of the specific objectives using the pre-defined key performance indicators, as determined by the remuneration committee and the Board (including the achievement of minimum thresholds); (iii) the Amended Limitations; and (iv) the limitation of the Compensation Policy and applicable law. Up to 20%, of our President and Chief Executive Officer’s annual cash bonus may be based on a discretionary evaluation of his overall performance by the remuneration committee and the Board, based on quantitative and qualitative criteria.

Mr. Baharaff would be paid the annual bonus according to the following formula:

Multiplier * Mr. Baharraff’s monthly base salary * level of achievement of objectives = Payout

The multiplier is defined as follows: If the Company has at least $20,000,000 in current assets as of December 31 of each year, the Multiplier would be up to nine times monthly base salary; if the Company has below 20,000,000 in current assets as of December 31 of each year, the Multiplier would be up to six times monthly base salary.

If the shareholders do not approve the proposed changes, the current Limitations and bonus payment scheme will remain in effect.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that, effective as of 2025, the Limitations shall be amended so that, in line with the Compensation Policy, the Company’s President and Chief Executive Officer may receive an annual bonus of up to nine (9) times base salary, based on achievement of objectives, as described in Proposal 4 of the Proxy Statement dated September 19, 2025, which is hereby approved..”

The approval of the above resolution requires approval by a Special Majority.

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PROPOSAL 5

RE-APPOINTMENT OF Brightman Almagor Zohar & Co., a member firm of Deloitte Touche Tohmatsu Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 and until the 2026 annual general meeting of shareholders

At the Meeting, Brightman Almagor Zohar & Co., independent registered public accountants in Israel and a member firm of Deloitte Touche Tohmatsu Limited, will be nominated for re-appointment as the auditors of the Company for the fiscal year ending December 31, 2025, and until the 2026 annual general meeting of shareholders.

Pursuant to the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Israeli law and our Articles, the appointment of our independent auditors requires the approval of the shareholders of the Company following the approvals of the Board and the audit committee, and their compensation requires the approval of the Board, following approval and recommendation by the audit committee. Our Board has delegated its authority to approve the compensation of independent auditors for audit and non-audit services to our audit committee. Our audit committee and Board have reviewed, and are satisfied with, the performance of Brightman Almagor Zohar & Co., and have approved and are recommending the shareholders to approve, their re-appointment as the Company’s independent auditors.

One of our audit committee’s main roles is to assist the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and reporting practices of the Company. The audit committee oversees the appointment, compensation, and oversight of the public accounting firm engaged to prepare or issue an audit report on the financial statements of the Company.

Our audit committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a list of specific audit and non-audit services in the categories of audit services, audit-related services, tax services and other services that may be performed by our independent auditors. If a type of service that is to be provided by our auditors has not received such general pre-approval, it will require specific pre-approval by our audit committee. The policy prohibits retention of our independent auditors to perform prohibited non-audit functions defined in applicable SEC rules.

The following table provides information regarding fees paid by the Company to Brightman Almagor Zohar & Co. and other member firms of Deloitte Touche Tohmatsu Limited for all services, including audit services, for the years ended December 31, 2024 and 2023:

	2024	2023
	(US$ in thousands)	(US$ in thousands)
Audit Fees (1)	170	160
Tax and incentives Fees (2)	8	-
Total	178	160

(1)	Includes professional services rendered in connection with the audit of the Company’s annual financial statements and the review of our interim financial statements, including consents and comfort letters for registration statement filings.

(2)	Tax fees consist of services related to obtaining a tax rulings.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to reappoint the Company’s auditors, Brightman Almagor Zohar & Co., an independent registered public accountant in Israel and a member firm of Deloitte Touche Tohmatsu Limited, as auditors of the Company for the fiscal year ending December 31, 2025, and until the 2026 annual general meeting of shareholders.”

The Board recommends that the shareholders vote “FOR” the proposed resolution.

PRESENTATION OF THE 2024 FINANCIAL STATEMENTS

The Board has approved, and is presenting to shareholders for receipt and consideration at the Meeting, the Company’s annual consolidated financial statements for the year ended December 31, 2024, which are included in the Company’s annual report on Form 20-F filed with the SEC on April 2, 2025, and accessible through the Company’s website at http://galmedpharma.com/ or through the SEC’s website www.sec.gov.

OTHER BUSINESS

Other than as set forth above, management knows of no business to be transacted at the Meeting. If any other matters are properly presented at the Meeting, ordinary shares represented by executed and unrevoked proxies will be voted by the persons named in the enclosed form of proxy upon such matters in accordance with their best judgment.

By Order of the Board of Directors,

/s/ Prof. David Sidransky
Lead Independent Director
Ramat Gan, Israel
September 19, 2025, 2025